EXHIBIT (a)(1)(xvi)


                              FOR IMMEDIATE RELEASE

      April 29, 2002

      SUPERIOR NAVIGATION ANNOUNCES COMPLETION OF SUBSEQUENT OFFERING PERIOD FOR ANANGEL-AMERICAN SHIPHOLDINGS LIMITED TENDER OFFER

      Athens, Greece - Superior Navigation Ltd. today announced the completion of the subsequent offering period relating to its cash tender offer for the American Depositary Shares and Ordinary Shares of Anangel-American Shipholdings Limited (NASDAQ: ASIPY) at a price of US$5.00 per share.

      The subsequent offering period expired at 5:00 p.m. EST, on April 26, 2002. Based on information from the depositary for the offer, Anangel-American shareholders had tendered 139,376 of the ADSs and Ordinary Shares during the subsequent offering period. Combined with the shares tendered during the initial offering period, a total of 23,840,198 ADSs and Ordinary Shares of Anangel-American were tendered pursuant to the offer. This brings the Angelicoussis family interests' ownership in Anangel-American to approximately 99.44% of the outstanding shares.

      As previously announced, Superior Navigation intends to effect a compulsory acquisition of the shares not tendered in the original or subsequent offering periods as soon as permitted by the laws of the Cayman Islands.

      For further information, please contact: Demetrios A. Stylianou 30 10 946 7205